Exhibit 12

UDR, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006

Loss before discontinued operations, net of minority interests	($5,335)	$(6,361)	($13,909)	$(13,685)
Add (from continuing operations):
Interest on indebtedness	42,758	46,430	86,948	90,900
Minority interests	(670)	(625)	(1,323)	(1,335)
Portion of rents representative of the interest factor	199	170	399	338

Earnings	$36,952	$39,614	$72,115	$76,218

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness	$42,758	$46,430	$86,948	$90,900
Capitalized interest	4,096	1,170	5,871	1,686
Portion of rents representative of the interest factor	199	170	399	338

Fixed charges	47,053	47,770	93,218	92,924

Add:
Preferred stock dividend	3,624	3,842	7,467	7,685
Premium on preferred stock repurchases	2,261	—	2,261	—

Preferred stock dividend	5,885	3,842	9,728	7,685

Combined fixed charges and preferred stock dividend	$52,938	$51,612	$102,946	$100,609

Ratio of earnings to fixed charges	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividend	—	—	—	—

For the three months ended June 30, 2007, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $10.1 million and $16.0 million, respectively.

For the three months ended June 30, 2006, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $8.2 million and $12.0 million, respectively.

For the six months ended June 30, 2007, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $21.1 million and $30.8 million, respectively.

For the six months ended June 30, 2006, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $16.7 million and $24.4 million, respectively.